Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-223156

$1,000,000,000 2.645% Fixed Rate Resetting Senior Callable Notes due 2031

Barclays PLC

Pricing Term Sheet

Issuer:	Barclays PLC (the “Issuer”)

Notes:	$1,000,000,000 2.645% Fixed Rate Resetting Senior Callable Notes due 2031 (the “Notes”)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	$1,000,000,000

Trade Date:	June 17, 2020

Settlement Date:	June 24, 2020 (T+5) (the “Issue Date”)

Maturity Date:	June 24, 2031 (the “Maturity Date”)

Coupon:	From (and including) the Issue Date to (but excluding) the Reset Date, the Notes will bear interest at a rate of 2.645% per annum.

From (and including) the Reset Date to (but excluding) the Maturity Date, the applicable per annum interest rate will be equal to the sum, as determined by the Calculation Agent, of the then-prevailing U.S. Treasury Rate, on the Reset Determination Date, plus the Margin.

Reset Date:	June 24, 2030

Reset Determination Date:	The second Business Day (as defined below) immediately preceding the Reset Date.

Interest Payment Dates:	Interest will be payable semi-annually in arrear on June 24 and December 24 in each year, commencing on December 24, 2020.

U.S. Treasury Rate and fallbacks:	“U.S. Treasury Rate” means, with respect to the Reset Period, the rate per annum equal to: (1) the yield, under the heading which represents the average for the week immediately prior to the Reset Determination Date, appearing in the most recently published statistical release designated “H.15”, or any successor publication that is published by the Board of Governors of the Federal Reserve System that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, under the caption “Treasury constant maturities”, for the maturity of one year; or (2) if such release (or any successor release) is not published during the week immediately prior to the Reset Determination Date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the Reset Determination Date.

The U.S. Treasury Rate shall be determined by the Calculation Agent.

If the U.S. Treasury Rate cannot be determined, for whatever reason, as described under (1) or (2) above, “U.S. Treasury Rate” means the rate in percentage per annum as notified by the Calculation Agent to the Issuer equal to the yield on U.S. Treasury securities having a maturity of one year as set forth in the most recently published statistical release designated “H.15” under the caption “Treasury constant maturities” (or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury constant maturities” for the maturity of one year) at 5:00 p.m. (New York City time) on the last available date preceding the Reset Determination Date on which such rate was set forth in such release (or any successor release).

Comparable Treasury Issue:	“Comparable Treasury Issue” means, with respect to the Reset Period, the U.S. Treasury security or securities selected by the Issuer with a maturity date on or about the last day of the Reset Period and that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities denominated in U.S. dollars and having a maturity of one year.

Comparable Treasury Price:	“Comparable Treasury Price” means, with respect to the Reset Determination Date, (i) the arithmetic average of the Reference Treasury Dealer Quotations for the Reset Determination Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, (ii) if fewer than five such Reference Treasury Dealer Quotations are received, the arithmetic average of all such quotations, or (iii) if fewer than two such Reference Treasury Dealer Quotations are received, then such Reference Treasury Dealer Quotation.

Reference Treasury Dealer:	“Reference Treasury Dealer” means, with respect to the Reset Determination Date, each of up to five banks selected by the Issuer, or the affiliates of such banks, which are (i) primary U.S. Treasury securities dealers, and their respective successors, or (ii) market makers in pricing corporate bond issues denominated in U.S dollars.

Reference Treasury Dealer Quotations:	“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and the Reset Determination Date, the arithmetic average, as determined by the Calculation Agent, of the bid and offered prices (such prices being obtained by the Issuer and furnished to the Calculation Agent) for the applicable Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, at 11:00 a.m. (New York City time) on the Reset Determination Date.

Day Count:	30/360, Following, Unadjusted.

Business Day:	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, England or in the City of New York, United States.

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated June 17, 2020 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated April 6, 2018 relating to the Notes (the “Base Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Ranking:	The ranking of the Notes is described under “Description of Senior Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:

The Issuer may, at its option, redeem the Notes (i) in whole or in part, pursuant to the Make-Whole Redemption at any time on or after December 24, 2020 until (but excluding) the Par Redemption Date and/or (ii) in whole but not in part, pursuant to the Par Redemption, on the Par Redemption Date, at an amount equal to 100% of their principal amount together with accrued but unpaid interest, if any, on the principal amount of the Notes to be redeemed to (but excluding) the redemption date, on the terms and subject to the provisions set forth in the Preliminary Prospectus Supplement under “Description of Senior Notes—Optional Redemption.”

For purposes of the Make-Whole Redemption, the Discount Factor is 30 bps.

Tax Redemption:	The Notes are also redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Loss Absorption Disqualification Event Redemption:	The Notes are also redeemable as described under “Description of Senior Notes—Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement.

Events of Default:	The terms of the Notes described under “Senior Events of Default; Dated Subordinated Enforcement Events and Remedies; Limitation on Suits—Senior Events of Default” in the Base Prospectus shall not apply to the Notes and shall be replaced in their entirety by the enforcement events and remedies described under “Description of Senior Notes—Enforcement Events and Remedies” in the Preliminary Prospectus Supplement.

Margin:	190 bps (the “Margin”)

Benchmark Treasury:	UST 0.625% due May 15, 2030

Spread to Benchmark:	190 bps

Reoffer Yield:	2.645%

Issue Price:	100.000%

Underwriting Discount:	0.450%

Net Proceeds:	$995,500,000

Sole Bookrunner:	Barclays Capital Inc.

Senior Co-Managers:	BBVA Securities Inc.; Commerzbank Aktiengesellschaft; ING Financial Markets LLC; MUFG Securities Americas Inc.; Natixis Americas Securities LLC; PNC Capital Markets LLC; Santander Investment Securities Inc.; Scotia Capital (USA) Inc.; Standard Chartered Bank; UniCredit Capital Markets LLC

Co-Managers:	Academy Securities, Inc.; Banco de Sabadell, S.A.; Citigroup Global Markets Inc.; J.P. Morgan Securities LLC; Loop Capital Markets LLC; UBS Securities LLC; U.S. Bancorp Investments, Inc.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-13 of the Preliminary Prospectus Supplement.

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN/CUSIP:	US06738EBM66 / 06738E BM6

Legal Entity Identifier (“LEI”) Code:	213800LBQA1Y9L22JB70

Settlement:	The Depository Trust Company; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-223156) and to be issued pursuant to the Senior Debt Securities Indenture dated January 17, 2018, between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by the Seventh Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar.

Listing:	We will apply to list the Notes on the New York Stock Exchange.

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.

It is expected that delivery of the Notes will be made for value on or about June 24, 2020, which will be the fifth (5th) business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of Notes in the secondary market generally are required to settle within two (2) business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of the prospectus supplement or the next two (2) succeeding business days, will be required, because the Notes initially will settle within five (5) business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade on the date of the prospectus supplement or the next two (2) succeeding business days should consult their own legal advisers.

MiFID II professional investors and ECPs target market only/ Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, relevant persons who fall within the manufacturer target market described above.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

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